SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


For the month of December 8, 2000

                                   MERANT plc
                 (Translation of Registrant's Name Into English)

               The Lawn, Old Bath Road, Newbury, England RG14 1QN
                    (Address of Principal Executive Offices)


         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


     Form 20-F   X                                        Form 40-F _____
              -------

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes   X                                              No  _____
            -------

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-795.)


                       LONDON STOCK EXCHANGE ANNOUNCEMENT


8 December 2000

                                  MERANT plc

The Board of Directors of MERANT (NNM: MRNT; LSE: MRN) notes the recent rise in the MERANT share price. MERANT has received expressions of interest in the Company. However, discussions are at a very preliminary stage and may or may not lead to an offer being made for the Company.

Contacts:

MERANT

Gary Greenfield
President & Chief Executive Officer
+ 1 (301) 838-5223

Ken Sexton
Senior Vice President & Chief Financial Officer
+1 (301) 838-5210

UBS Warburg

John Woolland
Executive Director
020 7567 8000


Forward Looking Statements. This release contains forward looking statements within the meaning of United States securities laws regarding the possibility of an offer being made for some or all of the Company. Such statements are subject to inherent risks and uncertainties, including specifically the risk that no offer may in fact be made or, if made, be consummated.

NNNN


                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       MERANT plc
                                       (Registrant)


Date:  December 8, 2000                By: /s/ Leo Millstein
                                       --------------------------------------
                                       Leo Millstein
                                       Vice President and General Counsel